February 12, 2025

Cesar Johnston
Chairman, President and Chief Executive Officer
Silver Pegasus Acquisition Corp.
2445 Augustine Dr., STE 150
Santa Clara, CA 95054

       Re: Silver Pegasus Acquisition Corp.
           Registration Statement on Form S-1
           Filed January 21, 2025
           File No. 333-284395
Dear Cesar Johnston:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2024 letter.

Registration Statement on Form S-1 filed January 21, 2025
Cover Page

1. We note your response to prior comment 2 and we reissue it in part. Please revise to disclose that the anti-dilution rights associated with the founders shares may result in
       a material dilution of the purchasers    equity interests.
Our Sponsor, page 3

2. Please revise the table to include the anti-dilution rights associated with the founder shares and the payment of consulting, success or finder fees or any other advisory fees as referenced on page 34 in connection with the consummation of your initial business combination, as required by Item 1602(b)(4) of Regulation S-K. February 12, 2025
Page 2
Restrictions on Transfers of Founder Shares and Private Placement, page 146

3. We partially reissue prior comment 20. Please revise the table in this section to include the transfer restrictions from the lock-up agreement with the underwriter, as discussed on page 182.
Signatures, page II-5

4. We note your response to comment 22 and we reissue it in part. Please identify the principal accounting officer or controller. See Instructions to Signatures of Form S-1.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding the financial statements and related matters. Please contact
Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Giovanni Caruso